P.E. 2/1/02

02013898

1092916

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release of Registrant's Parent, dated February 6, 2002

90006526_2.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: February 6, 2002

By: ______________________

Name: Christian Leu

Title: Chief Financial Officer

Communication to Investors and Media

Leica Geosystems

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

www.leica-geosystems.com

No. 03e 3rd Quarter Results (February 2002)

Contact *Investor Relations:* George Aase, Director - Investor Relations,
Phone +41 071 727 3064 - Email: investor@leica-geosystems.com

Leica Geosystems meets Third Quarter Expectations

***6 February 2002, Heerbrugg, Switzerland* - Leica Geosystems (SWX: LGSN) today announced its third quarter results for its Fiscal Year 2002. The Company reported that its results were squarely on target, with sales at CHF 196.6 million, representing a year-on-year growth of 19.2%. EBITDA for the quarter was also in line with the Company's guidance at CHF 25.8 million, slightly above prior year levels. The Company generated CHF 16.2 million in operating cash flow in quarter three and was able to further reduce its net borrowings down to CHF 239 million.**

Sales growth in Leica Geosystems' organic business (i.e. before acquisitions) was 3.3%, fueled largely by the 7.6% growth in the high-end Surveying sector of its Surveying & Engineering division. The Company stated that the market for its lower-end construction products remained weak impacting sales in its Construction business. The Company's GIS & Mapping business, on the other hand, performed well, with sales climbing by 18.6% over the second quarter. The Company mentioned that sales of its DISTO™ products also improved by 18.5% over second quarter levels, particularly in it's non-OEM business. Leica Geosystems' IMS business felt the impact of the difficult state of the aerospace industry, with sales dipping slightly below the prior year, but above second quarter levels. The Company mentioned that it had begun receiving orders related to the Airbus A380 project, signaling that plans are progressing there as expected. Sales in the Company's Cyra business retreated below second quarter levels, impacted by the slower pace of capital investment, particularly in the United States. Leica Geosystems' Special Products division, which includes the Company's Defense and third-party component manufacturing businesses, grew by 4.2% when restated for the 75% divestiture of SwissOptics in July 2001.

Leica Geosystems' earnings before interest and taxes (Ebit) were CHF 6.3 million in the third quarter, significantly impacted by non-cash goodwill amortization. Removing the impact of non-cash charges (i.e. depreciation and intangible asset amortization), the Company's EBITDA was CHF 25.8 million. The Company's Ebitda margin of 13.1% was improved over the second quarter. Leica Geosystems' organic Ebitda in the third quarter was CHF 27.2 million, or 10% above the prior year, with margins on an organic basis rising to 16.3% versus 15.3% in the prior year. Leica Geosystems recorded a net loss of

CHF 4.2 million for the quarter. The Company generated a net loss per share of CHF (1.87), but recorded positive "goodwill-adjusted earnings per share" of CHF 1.12. Leica Geosystems' ratio of Net Working Capital to annualized sales improved to 18.2% in the third quarter. The Company generated CHF 16.2 million in Operating Cash Flow in the quarter and further reduced its Net Debt to CHF 238.9 million. Leica Geosystems currently has an equity-to-assets ratio of 45%.

Concerning its outlook for the balance of this fiscal year, the Company reiterated its previously issued guidance, stating that it expected sales growth of around 25%, with Ebitda for the full year, in absolute terms, to be at around last year's level of CHF 97.5 million. Regarding the upcoming Fiscal Year 2003, Hans Hess, CEO of Leica Geosystems said, "As we stated in our Second Quarter Shareholders Report, the fundamental strength of our business and its mid-term growth potential is unchanged. We do, however, anticipate that the difficult economic climate will continue into the upcoming fiscal year. The consequences of this are that we are now expecting to see consolidated sales growth in the single digits for the at least the first two quarters of next year, with a clear acceleration towards the latter half of the year. In this context, we proactively initiated a project to achieve significant reductions in cost and capital employed, whereby we should be able to generate Ebitda growth in excess of our planned sales growth. We are committed to lowering our fixed cost base and in so doing, making us an even stronger Company in time for the global economic recovery," said Hess.

In a related statement, the Company stated that as part of its on-going assessment of its historical and near-term growth rates, the expected business performance of its recently acquired businesses are routinely revisited. One of the conclusions from its recent analysis is that the Company might need to accelerate the amortization of its acquisition-related goodwill. The Company further stated that it had not yet completed any formal determination of goodwill impairment, however it felt it only prudent to in-form its shareholders about the possible need to write off additional goodwill in the fourth quarter. The write-off will likely be in Leica Geosystems' Cyra business. The Company stated that additional details would be disclosed at the latest by the time of its full year earnings release planned for June 6, 2002.

* * *

Leica Geosystems will hold its quarterly investor/analyst conference call on 7 February at 15:00, CET.

* * *

Company contact information:
For electronic copies of this publication and other company information, please visit our web-site at: www.leica-geosystems.com/investor/index.htm

* * *

3rd Quarter and Year-to-Date results (nine months) FY02 Leica Geosystems

Changes (%)	Prior year (30.9.00 to 29.12.00*)	Current year (29.9.01 to 28.12.01*)	Sales, margin and results at a glance (in million Swiss Francs)	Current year (1.4.01 to 28.12.01*)	Prior year (1.4.00 to 29.12.00*)	Changes (%)
8.0%	**171.2**	**184.9**	**Order intake**	**594.2**	**462.7**	**28.4%**
19.2%	**164.9**	**196.6**	**Sales**	**584.1**	**457.3**	**27.7%**
11.6%	96.0	107.1	Surveying & Engineering	315.7	266.0	18.7%
598.3%	3.8	26.3	GIS & Mapping	81.5	10.7	664.3%
-16.9%	13.8	11.5	Consumer Products	34.3	43.7	-21.3%
-2.5%	16.6	16.2	Industrial Measurement	48.8	45.8	6.5%
	-	4.8	New Businesses	18.0	-	
-10.8%	33.3	29.7	Special Products	83.4	87.9	-5.2%
-32.3%	1.5	1.0	Central Services	2.4	3.2	-27.3%
			Gross margin			
3.9pts	48.7%	52.6%	in percentage of sales	51.6%	49.1%	2.5pts
			Earnings**			
1.3%	**25.5**	**25.8**	**EBITDA**	**74.4**	**69.4**	**7.2%**
	15.4%	13.1%	- in percentage of sales	12.7%	15.2%	
-25.7%	**17.5**	**13.0**	**EBITA**	**35.9**	**46.1**	**-22.1%**
	10.6%	6.6%	- in percentage of sales	6.1%	10.1%	
-59.9%	**15.8**	**6.3**	**EBIT**	**15.3**	**40.7**	**-62.3%**
	9.6%	3.2%	- in percentage of sales	2.6%	8.9%	
-59.0%	**15.1**	**6.2**	**Operating profit**	**15.3**	**40.4**	**-62.1%**
	9.1%	3.1%	- in percentage of sales	2.6%	8.8%	
-148.3%	**8.7**	**(4.2)**	**Net income / (loss)**	**0.7**	**(20.7)**	**-103.4%**
	5.3%	-2.1%	- in percentage of sales	0.1%	-4.5%	
	9.5		**Adjusted net income / (loss) ****		**29.5**	
	5.8%		- in percentage of sales		6.4%	
	0.8		- adjustment **		50.2	
			Earnings per share (CHF)			
	4.30	(1.87)	- basic	0.32	(11.61)	
	4.09	(1.87)	- diluted	0.31	(11.61)	
	4.68		- diluted and IPO adjusted **		16.49	

* The Company's quarterly reporting is based on a thirteen week period which does not always end on the last day of a calendar month.

** The results exclude the one-time impact of financing costs associated with the July 12, 2000 IPO.

3rd Quarter Results FY02 of Leica Geosystems' Divisions

Division	Part of Total Sales (%)	Division Sales (CHF)	Division EBITDA (CHF)	EBITDA-Margin of Sales
Surveying & Engineering	54%	107.1	17.7	16.6%
GIS & Mapping	13%	26.3	0.5	2.1%
Consumer Products (Disto)	6%	11.5	1.2	10.2%
Industrial Measurement	8%	16.2	4.0	24.6%
New Business (Cyra)	2%	4.8	-2.5	-51.6%
Special Products	15%	29.7	7.8	26.2%
Central Services	1%	1.0	-2.9	-296.5%
Total 3rd Quarter	100%	**196.6**	**25.8**	**13.1%**

Year-to-Date Results FY02 (nine months) of Leica Geosystems' Divisions

Division	Part of Total Sales (%)	Division Sales (CHF)	Division EBITDA (CHF)	EBITDA - Margin of Sales
Surveying & Engineering	54%	315.7	49.5	15.7%
GIS & Mapping	14%	81.5	8.1	9.9%
Consumer Products (Disto)	6%	34.3	1.8	5.3%
Industrial Measurement	8%	48.8	10.7	21.8%
New Business (Cyra)	3%	18.0	-5.1	-28.2%
Special Products	14%	83.4	15.7	18.9%
Central Services	0%	2.4	-6.3	-269.5%
9 Month YTD FY02	100%	**584.1**	**74.4**	**12.7%**

BALANCE SHEET SUMMARY*

(In Million Swiss Francs)	*28 Dec 01*	*29 Sept 01*
Net Working Capital	**143.0m**	146.2m
- in % of Sales	18.2%	18.8%
Total Assets	**868.3m**	855.6m
Net Debt**	**238.9m**	243.5m
Total Equity	**387.0m**	380.3m
Equity / Assets Ratio	**44.6%**	44.4%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	**13.7m**	17.2m
Goodwill	**302.9m**	302.0m
Cash provided in operating activities	**16.2m**	**25.8m**

* The fluctuation in the US dollar and Euro exchange rates had a material impact on the third quarter Blance Sheet, particularly in the area of intangible assets.
** Amount is shown net of capitalized debt issuance costs/discounts of CHF 6.1.

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.